FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of July 15, 2003



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                                13, rue Beaumont
                                L-1219 Luxembourg
                    (Address of principal executive offices)


               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F X   Form 40-F
                                       ---            ---

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                              Yes            No X
                                  --------     -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's announcement regarding Dalmine delisting.


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: July 15, 2003



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

Tenaris Announces Dalmine Delisting

    LUXEMBOURG--(BUSINESS WIRE)--July 11, 2003--Tenaris S.A. (TS:
NYSE, Buenos Aires, Mexico and TEN: MTA Italy), confirms that its Italian subsidiary, Dalmine S.p.A. (Dalmine), will be delisted from the Italian Mercato Telematico Azionario on July 17, 2003. This follows the completion of a tender offer to buy out the remaining shares not held, directly or indirectly, by Tenaris at a price of Euros 0.172 per share. Following the tender offer, Tenaris holds, directly or indirectly, 96.8% of the shares of Dalmine.
    Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Organized in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide.

    CONTACT: Tenaris
             Gerardo Varela, 888-300-5432
             www.tenaris.com